Will H. Cai
+852 3758 1210
wcai@cooley.com

November 9, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Heather Clark Mr. Kevin Stertzel Mr. Alex King Ms. Erin Purnell

Re:	TOYO Co., Ltd Draft Registration Statement on Form F-4

Submitted September 15, 2023

CIK No. 0001985273

Ladies and Gentlemen:

On behalf of our client, TOYO Co., Ltd (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated October 12, 2023 (the “Comment Letter”), relating to the Draft Registration Statement on Form F-4 (the “DRS”). In response to the comments set forth in the Comment Letter, the Company has revised the DRS and is filing a revised version of the DRS (the “Revised DRS”) via EDGAR with this response letter.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Revised DRS. Capitalized terms used but not defined herein are used herein as defined in the Revised DRS.

Draft Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus

The Parties to the Transaction

TOYO Solar, page 29

1.	Please revise to clearly state that TOYO Solar is an early-stage company.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 30, 50, 114, 115, 190, 202 and 204 of the Revised DRS.

November 9, 2023 Page 2

Interests of BWAQ’s Directors and Officers in the Transaction, page 40

2.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

The Company respectfully advises the Staff that it has disclosed in the first bullet point under “Interests of BWAQ’s Directors and Officers in the Transactions” on pages 39 and 127 of the Revised DRS that “the BWAQ Initial Shareholders, including the Sponsor, BWAQ’s officers and directors and Maxim have agreed, as part of the BWAQ IPO, and without any separate consideration provided by BWAQ for such agreement, not to redeem any BWAQ Ordinary Shares (including the Representative Shares held by Maxim) in connection with a shareholder vote to approve a proposed initial business combination.”

Foreign Private Issuer, page 42

3.	We note your cross-reference to a risk factor titled “PubCo will qualify as a foreign private issuer...” There does not appear to be a risk factor with that title. Please revise for consistency.

In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Revised DRS.

Controlled Company, page 43

4.	We note your disclosure on page 210 that Fuji Solar and Junsei Ryu, the Chairman and CEO of PubCo, will beneficially own up to 94.9% of the shares immediately after the closing of the transactions. Wherever you note that Fuji Solar will control “a majority” of the voting power of PubCo’s outstanding ordinary shares, please revise to provide the specific ownership amount. In addition, please also identify your Chairman and CEO as a controlling shareholder. Further, please revise the cover page to disclose that Fuji Solar and Junsei Ryu will be controlling shareholders.

In response to the Staff’s comment, the Company has revised the disclosure on pages 44, 45, 92, 94, 131, 215 of the Revised DRS to clarify the specific ownership amount. The Company has added the disclosure identifying Chairman and CEO as a controlling shareholder on pages 44, 92, 94, 215 of the Revised DRS. In addition, the Company has revised the cover page of the Revised DRS to disclose that Fuji Solar and Junsei Ryu will be controlling shareholders.

Risk Factors

Extreme weather conditions and natural disasters may adversely affect our operations, page 59

5.	We note your risk factor that your supply chain may be impacted by extreme weather. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

The Company respectfully advises the Staff that, as of the date of this response, the supply chain has not been impacted by extreme weather, and the Company has added the disclosure on page 61 of the Revised DRS to clarify so.

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

November 9, 2023 Page 3

Proposal No. 1 - The Business Combination Proposal

Target Search, page 106

6.	Please discuss any further communications, if any, between BWAQ and Candidate Two between the June 2022 discussion and the July 7, 2023 letter from the Candidate terminating any interest in a proposed business combination.

The Company respectfully advises the Staff that it is on or about July 7, 2022 that Candidate Two informed BWAQ that they decided not to pursue a business combination with BWAQ and made revisions on page 109 of the Revised DRA accordingly.

7.	Please identify the legal entity name of “R&C.”

In response to the Staff’s comment, the Company has revised the disclosure on page 111 of the Revised DRS to identify the name of “R&C.”

Certain Projected Financial Information, page 119

8.	Please address the following with regard to the table of projected information on page 121:

●	Disclose and explain the bases for and the nature of the material estimates and assumptions that underlie the line items presented in the table. Please ensure that the level of detail provided is sufficient for an investor to evaluate and understand the reasonableness of the estimates, assumptions, uncertainties and/or variables underlying the projections as well as the inherent limitations on the reliability of the projections in order to make informed voting and investment decisions.

●	We note the projected revenue significantly increases in 2024. Please revise your disclosure to clearly describe the basis for projecting this revenue growth, specifically, the basis for the projected sales for each year in the forecast period and the factors or contingencies that would affect such growth ultimately materializing. For example, please clarify whether these projections assume any new market entrants during this period or take into account macroeconomic factors.

●	You disclose that “TOYO Solar’s management provided to BWAQ and Primary Capital, its non-public, four-year internal financial forecasts regarding TOYO Solar’s anticipated future operations for fiscal 2023 through fiscal 2026. The financial forecasts provided to Primary Capital were developed following a process in which TOYO Solar provided draft forecasts to BWAQ’s management for review. As part of the review process, BWAQ’s management suggested certain modifications in the financial model underlying the forecasts and this process ultimately led to the development of the financial forecasts provided to Primary Capital.” Please describe in more detail the process undertaken to formulate the forecasts and the parties who participated in the preparation of the forecasts. Explain and quantify the adjustments that BWAQ’s management made to the initial forecasts provided by TOYO and the reasons for the adjustments.

In response to the Staff’s comment, the Company has revised the disclosure on pages 125, 126 and 127 of the Revised DRS to clarify the basis for and the nature of the material estimates and assumptions underlying the line items presented in the table, as well as the basis for projecting the revenue growth in 2024. Further the Company has revised the disclosure on page 124 of the Revised DRS regarding the preparation for the four-year internal financial forecasts.

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

November 9, 2023 Page 4

Unaudited Pro Forma Condensed Combined Financial Information

Introduction, page 139

9.	Your first bullet point concerning the pro forma statements of operations states that the TOYO Solar statement of operations is presented from inception on November 8, 2022 through December 31, 2023. Please clarify if this should be December 31, 2022.

In response to the Staff’s comment, the Company has revised the disclosure on page 146 of the Revised DRS to clarify that the TOYO Solar statement of operations is presented from inception on November 8, 2022 through December 31, 2022.

Unaudited Pro Forma Combined Balance Sheet as of March 31, 2023, page 142

10.	Please clarify adjustment (d) given that the balance sheet reflects adjustments of $5.7 million, but note d on page 144 refers to $4.2 million.

In response to the Staff’s comment, the Company clarified that adjustment (d) reflects accrual of professional expenses related to the Business Combination, among which $5.4 million was offering costs which were deducted against additional paid-in capital and $0.3 million was audit fees which was charged to expenses.

The Company has updated the amount of adjustment (d) to reflect accrued offering cost of $5.2 million as of June 30, 2023 on page 151 of Revised DRS, and updated note of adjustment (d) to “Reflects accrual of professional expenses related to the Business Combination, all of which was offering costs which were deducted against additional paid-in capital.”

Notes and adjustment to Unaudited Pro Forma Condensed Combined Statement of Operations, page 146

11.	Please revise adjustment (b) to also include the calculation of the weighted average shares for the maximum redemption scenario.

In response to the Staff’s comment, the Company has revised page 153 of the Revised DRS to include the calculation of the weighted average shares for maximum redemption scenario.

12.	In a related matter, please revise adjustment (b) to add notation to the pro formas concerning the possible changes in shares related to the Sponsor Earnout Equities detailed on page 99.

In response to the Staff’s comment, the Company has revised on page 153 of the Revised DRS to add a notation that there may be possible changes in shares related to the Sponsor Earnout Equities in connection with Sponsor Support Agreement dated August 10, 2023.

Information Related to TOYO Solar, page 181

13.	We note your intentions to eventually construct your own wafer slicing plant. Please clarify whether this plant is intended to be located within the United States or elsewhere.

The Company respectfully advises the Staff that it has not decided where to construct the wafer slicing plant and will supplementally disclose the location when it is confirmed.

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

November 9, 2023 Page 5

5. Long-Term Prepaid Expenses, page F-12

14.	Your disclosure indicates that you paid a service fee of $8 million related to a lease discussed in note 6. Note 6 states that the lease payments are $33,330 per annum, or approximately $1.3 million over the 40 years rent must be paid. Please address the following:

●	Clarify the nature of the service fee and how this amount differs from the amount of rents to be paid.

●	Tell us how you recorded the $1.6 million paid by a related party and whether this amount was paid for the service fee or advance rent payments.

●	Disclose whether any further amounts are due for the service fee and when such amounts will be paid.

In response to the Staff’s comment, the Company respectfully submits the following:

●	The Company clarified that the service fee is independent of the rent fee. The rent fee is paid to lessor for use of land, while the service fee is paid to the lessor for use of public infrastructure including electricity, water and lights. Such infrastructure is shared among all lessees and the Company does not obtain substantially all of the economic benefits from the use of public infrastructure. According to ASC 842-10-15-4, the use of public infrastructure is not in the scope of lease.

The Company has revised the disclosure on page F-13 of the Revised DRS as the following:

“In November 2022, the Company entered into an agreement with a third party. The agreement conveys the Company the right to use a piece of designated land (“land use rights”) and the right to use certain public infrastructures within the industrial zones, for a period of 45 years maturing in October 2067. Pursuant to the agreement, the third party charged a total fee of $1.4 million for the land use rights and a total fee of $8.2 million for the public infrastructures, respectively.

For the public infrastructures service fees, the Company is obliged to make 85% of total payments or $7.0 million, upon acquisition the land use rights, and make the remaining 15% of total payments or $1.2 million, upon obtain the certificate of land use rights. As of December 31, 2022, the Company has made payments of $7.2 million for the public infrastructure based on the contract terms, among which $1.6 million was paid by a related party on behalf of the Company (Note 8). As of the date of this prospectus, the Company has fully paid the public infrastructure service fees.

Because these public infrastructures were shared among all lessees in the industrial zone, the Company has no rights to obtain substantially all of the economic benefits from these public infrastructure. The Company recorded the total public infrastructure service fee as long-term prepaid expenses, and amortized the long-term prepaid expenses over 45 years in straight-line method.”

●	The Company clarified that the $1.6 million was paid for the service fee. Upon the related party made payments, the Company recorded the entry as:

Dr: Long-term prepaid expenses

Cr: Among due to a related party.

●	The Company has revised the disclosure on page F-12 of the Revised DRS to clarify that the Company fully paid the service fee as of the date of this report.

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

November 9, 2023 Page 6

Financial Statements

Vietnam Sunergy Cell Company Limited December 31, 2022 Financial Statements

Notes to Financial Statements

3. Liquidity Condition and Going Concern, page F-12

15.	Please clarify your statement on generating net income since year ended December 31, 2023 given the period December 31, 2023 has not yet occurred.

In response to the Staff’s comment, the Company has deleted the sentence of “The Company expected to launch six production lines to manufacture solar cell products in October 2023 and generated net income since the year ended December 31, 2023” from page F-11 of the Revised DRS.

General

16.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine and the effectiveness of the Uyghur Forced Labor Protection Act (the “UFLPA”). For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;

●	experience labor shortages that impact your business;

●	experience cybersecurity attacks in your supply chain;

●	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine OR cotton, polysilicon, certain food products such as tomato paste, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);

●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or

●	be exposed to supply chain risk in light of Russia’s invasion of Ukraine, the effectiveness of the UFLPA. and/or related geopolitical tension or have sought to “de-globalize” your supply chain.

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

November 9, 2023 Page 7

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

The Company respectfully advises the Staff that its business segments, products, lines of services, projects and operations have not been materially impacted by such supply chain disruptions. In response to the Staff’s comment, the Company has revised the disclosure on pages 56, 57, 61, 62, 203 and 204 of the Revised DRS. In addition, the Company has disclosed on page 54 of the Revised DRS that its operations have not yet been adversely affected by UFLPA.

17.	Please revise to discuss clearly and specifically each of the corporate governance exemptions available to you as a controlled company and as a foreign private issuer and whether you intend to avail yourself of those exemptions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 44 and 45 of the Revised DRS. In addition, the Company respectfully advises the Staff that the disclosure on pages 215 and 216 of the Revised DRS also clearly and specifically discusses each of the corporate governance exemptions available to the Company as a controlled company and as a foreign private issuer and whether the Company intends to avail itself of those exemptions.

18.	Please tell us, with a view to disclosure, whether you have received notice from the underwriter or any other firm engaged in connection with BWAQ’s initial public offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for the BWAQ’s initial public offering.

The Company respectfully advises the Staff that BWAQ has not received any notice from the underwriter or any other firm engaged in connection with BWAQ’s initial public offering about ceasing involvement in our transactions.

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Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Junsei Ryu, Chief Executive Officer, Vietnam Sunergy Cell Company Limited
Liang Shi, Chief Executive Officer, Blue World Acquisition Corporation
Ruomu Li, Esq., Cooley LLP
Reid Hooper, Esq., Cooley LLP
Er (Arila) Zhou, Esq., Partner, Robinson & Cole LLP
Ze’-ev D. Eiger, Esq., Partner, Robinson & Cole LLP